[THOMAS PROPERTIES GROUP LETTERHEAD]

May 18, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomas Properties Group, Inc.

Registration Statement on Form S-3 (file no. 333-132915)

Ladies and Gentlemen:

Thomas Properties Group, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement on Monday, May 22, 2006 at 9:30 a.m. or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Thomas Properties Group, Inc.

By:	/s/ DIANA M. LAING
Name:	Diana M. Laing
Title:	Chief Financial Officer

cc:	Esme C. Smith, Esq. (Jones Day)